Phenomix Sciences LLC

PROFIT AND LOSS
January - December 2019

	TOTAL
Income	
Total Income	
GROSS PROFIT	**$0.00**
Expenses	
Advertising & Marketing	13,053.52
Bank Charges & Fees	470.00
Charitable Contributions	2,000.00
Contractors	73,048.66
Dues & Memberships	2,786.00
Insurance	7,840.33
Legal & Professional Services	42,395.05
Meals & Entertainment	3,792.11
Office Supplies	661.43
Office Supplies & Software	16,156.76
Payroll Benefits - Health Insurance	4,776.15
Payroll IRA - Employer Match	5,377.26
Payroll Taxes	71,577.48
Payroll Wages	55,373.87
Rent & Lease	197,023.25
Repairs & Maintenance	5,856.70
Research & Development	
Contractors	4,970.00
Lab Supplies	49,078.52
Legal & Professional Service	40,066.05
Payroll Expenses	181,374.57
Total Research & Development	**275,489.14**
Startup Costs (non-leasable)	55,771.81
Taxes & Licenses	850.32
Travel	17,983.55
Utilities	2,103.97
Total Expenses	**$854,387.36**
NET OPERATING INCOME	**$ -854,387.36**
Other Income	
Other Income	45,000.00
Total Other Income	**$45,000.00**
NET OTHER INCOME	**$45,000.00**
NET INCOME	**$ -809,387.36**